Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
Pre-tax income—continuing operations	$93,756	$66,383	$77,458	$51,597	$28,773
Pre-tax income—discontinued operations	15,995	15,583	19,010	14,882	15,257
Pre-tax gain on sale of discontinued operations	77,777
Total pre-tax income	$187,528	$81,966	$96,468	$66,479	$44,030
Fixed charges
Interest expense	$12,821	$10,983	$7,903	$4,894	$3,095
Amortization of debt costs	917	897	727	2,248	539
Imputed interest on rent expense	1,391	1,391	867	633	567
Interest credited to contractholders	18,346	19,069	$18,617	$14,900	$10,963
Total fixed charges	$33,475	$32,340	$28,114	$22,675	$15,164
Computation
Total earnings and fixed charges	$221,003	$114,306	$124,582	$89,154	$59,194
Ratio of earnings to fixed charges	6.60	3.53	4.43	3.93	3.90